LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

25 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934 :

1) General Announcement dated 24 January 2007, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB Group - Proposed Variation to :
1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and
1.2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts; and

2) General Announcement dated 24 January 2007, Re: Dealings by Principal Officers Outside Closed Period.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **24/01/2007 18:24:34**
Submitted by **LION INDUSTRIES CORPORATION** on **24/01/2007 18:28:27**
Reference No **LI-070124-92D99**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.1 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

Reference is made to the announcement by LICB on 15 December 2006 regarding the approval by the holders of the Bonds and holders of the SPV Debts for amongst others, the variation to the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation") at their meetings held on 15 December 2006.

The Board of Directors of LICB wishes to announce that LICB has, on 22 January 2007, received the approval from Bank Negara Malaysia dated 16 January 2007 for the Proposed Variation. LICB has yet to obtain approval from the Securities Commission for the Proposed Variation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 JAN 2007

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **24/01/2007 17:56:05**

Reference No **LI-070124-69259**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**

* Stock name : **LIONIND**

* Stock code : **4235**

* Contact person : **Wong Phooi Lin**

* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, three principal officers of the Company have dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Bought/(Sold)	% of Issued Share Capital
Ee Beng Guan	12.01.2007	1.06	220,000	0.0316
	15.01.2007	1.10	40,000	0.0057
	16.01.2007	1.09	90,000	0.0129
Yasmin Weili Tan binti Abdullah	15.01.2007	1.11	(15,000)	0.0022
	19.01.2007	1.15	(3,000)	0.0004
Hia Ngee Yeow	15.01.2007	1.10	(7,000)	0.0010

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 JAN 2007

END